                                    FORM 6-K

                       SECURITIES AND EXCHANGE COMMISSION
                              Washington D.C. 20549


                            REPORT OF FOREIGN ISSUER
                    PURSUANT TO RULE 13a-16 OR 15d-16 OF THE
                         SECURITIES EXCHANGE ACT OF 1934

                            For the month of May 2003
                                             --------

                         Commission File Number: 1-13750
                                                 -------

                    JILIN CHEMICAL INDUSTRIAL COMPANY LIMITED

                              Suite 1901, Tower E3
                           The Towers, Oriental Plaza
                               Dong Cheng District
                   Beijing, People's Republic of China 100738
                    (Address of principal executive offices)




Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40-F.

                  Form 20-F         X         Form 40-F
                            ----------------            ---------------


Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1):________________


Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7):________________


Indicate by check mark whether by furnishing the information contained in this Form, the registrant is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

                  Yes                 No      X
                      --------------     ------------

If "Yes" is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b):

                  82-      N.A.
                     ---------------

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The Stock Exchange of Hong Kong Limited (the "Hong Kong Stock Exchange") takes no responsibility for the contents of this announcement, makes no representation as to its accuracy or completeness and expressly disclaims any liability whatsoever for any loss howsoever arising from or in reliance upon the whole or any part of the contents of the announcement.

                [JILIN CHEMICAL INDUSTRIAL COMPANY LIMITED LOGO]

 (a joint stock limited company incorporated in the People's Republic of China with limited liability)

                                  ANNOUNCEMENT
                         FIRST QUARTERLY REPORT FOR 2003

--------------------------------------------------------------------------------

Highlights of the results of the Company for the first quarter ended 31 March 2003:

During the first quarter ended 31 March 2003, the Company's turnover and net profit amounted to RMB4,630,111,056 and RMB193,298,207 respectively, representing increases of 98.9% and 275% from those of the corresponding period of the previous year respectively.

All the financial information set out in this quarterly report has been prepared in accordance with the applicable PRC accounting standards. In accordance with the applicable rules of the Shenzhen Stock Exchange of the PRC (on which the Company's A share are listed), the quarterly report of the Company and its jointly controlled entity for the first quarter of 2003 will be published on 25 April 2003 in certain newspapers circulated in the PRC. The Company's quarterly report is unaudited.

This announcement is made pursuant to the disclosure obligation under Paragraph 2(2) of the Listing Agreement between the Company and The Stock Exchange of Hong Kong Limited.

--------------------------------------------------------------------------------

1.    Contents

      1.1 The board of directors (the "Board") of Jilin Chemical Industrial Company Limited (the "Company") collectively and individually accepts full responsibility for the authenticity, accuracy and completeness of the information contained in this announcement and believes that there are no material omissions from, or misrepresentations or misleading statements contained in, this announcement.

      1.2 The Company's directors Messrs. Xu Fengli, Lan Yunsheng, Ni Muhua and Rupert Li did not attend the board meeting. Directors Xu Fengli and Lan Yunsheng appointed chairman Mr. Yu Li, director Ni Muhua appointed director Zhang Xingfu, independent director Rupert Li appointed independent director Li Yanfeng respectively, to attend and vote on their behalf in respect of the resolutions considered at the meeting to approve the first quarterly report for 2003.

      1.3   The Company's first quarterly report for 2003 is unaudited.

      1.4 The Company's chairman Mr. Yu Li, chief financial officer Mr. Lan Yunsheng and chief of the finance department Mr. Liao Hongwei accept full responsibility for the authenticity and completeness of the financial statements contained in this report.

2.    General Information regarding the Company

      2.1   Abbreviation of the Company's shares (A shares):  ST Jihua
            Stock code (A shares):                            000618
            Legal representative:                             Yu Li
            Secretary to the Board:                           Zhang Liyan
            Contact Address:                                  No. 9 Longtan Street, Longtan
                                                              District, Jilin City, Jilin Province,
                                                              PRC
            Telephone:                                        0432-3903651
            Fax:                                              0432-3028126
            E-mail:                                           zly@jcic.com.cn

      2.2   Financial Summary

            2.2.1 Financial information

                                                                                                  Increase/
                                                                                           (decrease) as at
                                                                                             March 31, 2003
                                                                                                   compared
                                                            As at                 As at          with as at
                                                        March 31,          December 31,        December 31,
                                                             2003                  2002                2002
                                                              Rmb                   Rmb                 (%)
Total assets                                    13,949,554,107.00     14,336,230,911.00                (2.7)
Shareholder's equity
  (excluding minority interests)                    3,049,167,433         2,855,869,226                6.77
Net assets per share                                         0.86                  0.81                6.17
Adjusted net assets per share                                0.82                  0.76                7.89


                                                                                        Increase/(decrease)
                                                                                                 during the
                                                                                   From       report period
                                                                        January 1, 2003       compared with
                                                                                     to     the same period
                                                                         March 31, 2003        of last year
                                                                                                        (%)
Net cash flows from operating activities                                 912,548,162.00              226.20
Earning per share                                                                  0.05              274.96
Return on net assets (%)                                                           6.34              295.56
Return on net assets after
  non-operating profit/loss (%)                                                    6.02              307.59


Note: non-operating profit/loss                                                                     Amounts
        Non-seasonal shut down loss                                                            4,025,902.00
        Other losses                                                                           5,748,280.00
                                                                                               ------------

        Total                                                                                  9,774,182.00
                                                                                               ============


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            2.2.2 Profit statements

                                               PROFIT AND LOSS ACCOUNTS


                  For the year ended March 31, 2003

                                                                                                  In Rmb Yuan
                                    From January 1      From January 1      From January 1      From January 1
                                                to                  to                  to                  to
                                    March 31, 2003      March 31, 2002      March 31, 2003      March 31, 2002
Items                                        Group               Group             Company             Company
1. SALES REVENUE                     4,630,111,056       2,328,231,960       4,615,073,442       2,300,879,868
   Less: Cost of sales              (4,005,759,347)     (2,101,934,392)     (3,987,457,108)     (2,076,659,992)
         Sales tax and
           other levies               (163,386,586)       (109,090,828)       (163,386,586)       (109,090,828)

2. GROSS PROFIT
     ON SALES                          460,965,123         117,206,740         464,229,748         115,129,048
   Add: Other operating
           profit/(Loss)                (3,472,859)          7,264,056          (2,181,621)          7,979,892
   Less: Selling expenses               (9,967,026)         (6,856,354)         (9,936,170)         (4,610,901)
         General and
           administrative
           expenses                   (113,344,575)        (89,596,583)       (107,846,007)        (85,816,857)
         Financial
           expenses, net              (132,224,083)       (139,390,166)       (131,407,192)       (137,417,138)

3. OPERATING
     PROFIT/(LOSS)                     201,956,580        (111,372,307)        212,858,758        (104,735,956)
   Add: Investment
           income/(loss)                   904,356           3,165,328          (6,960,658)         (2,915,655)
        Subsidy income
        Non-operating income                13,544           1,351,074               3,544           1,351,074
   Less: Non-operating expenses        (12,995,008)         (4,001,500)        (12,949,471)         (3,852,404)

4. TOTAL PROFIT/(LOSS)                 189,879,472        (110,857,405)        192,952,173        (110,152,941)
   Less: Income tax                             --            (191,760)                 --                  --
   Minority interests                    3,418,735             566,223                  --                  --

5. NET PROFIT/(LOSS)                   193,298,207        (110,482,942)        192,952,173        (110,152,941)

      2.3 As at March 31, 2003, the Company had a total of 61,809 shareholders.

3.    Management discussion and analysis

      3.1   Operations during the first quarter ended 31 March 2003

            During the first quarter of 2003, the Group took advantage of the increase in petrochemical product prices and took efforts to maintain safe and stable operations with high utilization rates. During the first quarter of 2003, the Group's income and operating profit from principal operations were approximately RMB4,630.11 million and RMB460.97 million, respectively, representing increases of 98.87% and 293.29%, respectively as compared with the same period of 2002. During the first quarter of 2003, net profit was approximately RMB193.30 million, representing an increase of 274.96% as compared with the same period of 2002.

            Businesses or major products contributed more than 10% of the Group income or profits from principal businesses

            Businesses or                          Income from        Cost of principal            Gross
            products                      principal operations                operation     Profit ratio
                                                           Rmb                      Rmb              (%)
            Petroleum products                2,190,633,409.00         1,998,242,436.00             8.78

            Petrochemical and organic
                chemical products             2,118,693,948.00         1,756,348,211.00            17.10

      3.2 Profit composition during the first quarter ended 31 March 2003 (significant changes of percentage of profit from principal operations, profit from other operations, administrative and financial expenses, investment income, subsidy income and non-operating income in the profit as compared with the last report period )

            Profit from principal operations increased by approximately RMB343.76 million as compared with the same period of 2002, representing an increase of 293%, primarily due to increase in sales revenue. Profit from other operations decreased by approximately RMB10.74 million as compared with the same period of 2002, primarily due to other services.

      3.3 Warning of probable loss forecast from the beginning to the end of the next report period or significant changes as compared with the same period of last year

            Based on the unaudited results of the first quarter ended 31 March, 2003, the Group expects to generate profit in the first half of 2003, assuming that crude oil prices will not increase significantly and that the demand for petrochemical products will remain steady.

4.    Other events

      According to the Listing Rules of the Shenzhen Stock Exchange, following three consecutive years of financial losses, the Company's A shares are required to be suspended from trading on the Shenzhen Stock Exchange and subject to de-listing procedures. The Company has recorded three consecutive years of financial losses from 1 January, 2002 to 31 December, 2003. Upon publication of the Company's 2002 financial results on 25 April, 2003, the Company's A shares will be suspended from trading. According to the Listing Rules of the Shenzhen Stock Exchange, the Company may apply for resumption of trading of its A shares if it generates financial profits for the period ending the first six months of 2003. However, the Company's A shares will be de-listed if the Company generates financial losses for the year ended 31 December, 2003.

                                 Jilin Chemical Industrial Company Limited
                                                   Yu Li
                                                 Chairman

Jilin, PRC
24 April, 2003



                                       4



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                                   SIGNATURES

         Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

                                       JILIN CHEMICAL INDUSTRIAL COMPANY LIMITED


                                       By:   Shi Jianxun
                                             -----------------------------------
                                             Name:  Shi Jianxun
                                             Title: General Manager


Date:  May 2, 2003


















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